Exhibit (a)(5)(E)

Carlyle and SK Capital Partners Announce Extension of bluebird bio Tender Offer to May 12, 2025

WASHINGTON, DC and NEW YORK, NY—May 2, 2025—Carlyle (NASDAQ: CG) (“Carlyle”), SK Capital Partners, LP (“SK Capital”) and Beacon Parent Holdings, L.P. (“Parent”) today announced that Beacon Merger Sub, Inc. (“Merger Sub”) has extended the expiration date of its offer (the “Offer”) to acquire all of the outstanding common stock of bluebird bio, Inc. (NASDAQ: BLUE) (“bluebird”), to expire at one minute after 11:59 p.m., New York City time, on May 12, 2025. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on May 2, 2025. The tender offer was extended to allow additional time for the satisfaction of the remaining conditions to the tender offer, including receipt of applicable regulatory approvals.

Equiniti Trust Company, LLC, the depositary for the Offer, has advised Merger Sub that as of the close of business on May 1, 2025, approximately 936,791 shares of bluebird common stock have been validly tendered and not properly withdrawn pursuant to the Offer. Holders that have previously tendered their shares do not need to re-tender their shares or take any other action in response to this extension.

The Offer is being made pursuant to the terms and conditions described in the Offer to Purchase, dated March 7, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), the related letter of transmittal and certain other offer documents, copies of which are attached to the tender offer statement on Schedule TO filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended.

The Offer is conditioned upon the fulfilment of certain conditions described in “Section 15—Conditions to the Offer” of the Offer to Purchase, including, but not limited to, the tender of a majority of the outstanding shares of bluebird, receipt of applicable regulatory approvals, and other customary closing conditions.

About bluebird bio, Inc.

Founded in 2010, bluebird has been setting the standard for gene therapy for more than a decade—first as a scientific pioneer and now as a commercial leader. bluebird has an unrivaled track record in bringing the promise of gene therapy out of clinical studies and into the real-world setting, having secured FDA approvals for three therapies in under two years. Today, we are proving and scaling the commercial model for gene therapy and delivering innovative solutions for access to patients, providers, and payers.

With a dedicated focus on severe genetic diseases, bluebird has the largest and deepest ex-vivo gene therapy data set in the field, with industry-leading programs for sickle cell disease, ß-thalassemia, and cerebral adrenoleukodystrophy. We custom design each of our therapies to address the underlying cause of disease and have developed in-depth and effective analytical methods to understand the safety of our lentiviral vector technologies and drive the field of gene therapy forward.

bluebird continues to forge new paths as a standalone commercial gene therapy company, combining our real-world experience with a deep commitment to patient communities and a people-centric culture that attracts and grows a diverse flock of dedicated birds.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across its business and conducts its operations through three business segments: Global Private Equity, Global Credit and Global Investment Solutions. With $441 billion of assets under management as of December 31, 2024, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 2,300 people in 29 offices across four continents. Further information is available at www.carlyle.com. Follow Carlyle on X @OneCarlyle and LinkedIn at The Carlyle Group.

About SK Capital

SK Capital is a transformational private investment firm with a disciplined focus on the life sciences, specialty materials, and ingredients sectors. The firm seeks to build resilient, sustainable, and growing businesses that create substantial long-term value. SK Capital aims to utilize its industry, operating, and investment experience to identify opportunities to transform businesses into higher performing organizations with improved strategic positioning, growth, and profitability, as well as lower operating risk. SK Capital’s portfolio of businesses generates revenues of approximately $12 billion annually, employs more than 25,000 people globally, and operates more than 200 plants in over 30 countries. The firm currently has approximately $9 billion in assets under management. For more information, please visit www.skcapitalpartners.com.

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird. The solicitation and the offer to buy shares of bluebird’s common stock is only being made pursuant to the Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that Parent and Merger Sub filed with the SEC. In addition, bluebird filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors may obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by (i) bluebird under the “Investors & Media” section of bluebird’s website at www.bluebirdbio.com or (ii) by Parent and Merger Sub by calling Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 825-8793 for stockholders or by calling collect at (212) 750-5833 for banks or brokers.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF BLUEBIRD AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Investors & Media Contacts

Bluebird

Investors:

Courtney O’Leary

978-621-7347

coleary@bluebirdbio.com

Media:

Jess Rowlands

857-299-6103

jess.rowlands@bluebirdbio.com

Carlyle

Media:

Brittany Berliner

+1 (212) 813-4839

brittany.berliner@carlyle.com

SK Capital

Ben Dillon

+1(646)-278-1353

bdillon@skcapitalpartners.com